UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

Commission File Number: 001-35602

INFINITY CROSS BORDER ACQUISITION CORPORATION

c/o Infinity-C.S.V.C. Management Ltd.

3 Azrieli Center (Triangle Tower)

42nd Floor, Tel Aviv, Israel, 67023

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

Separate Trading of Ordinary Shares and Warrants

On September 14, 2012, Infinity Cross Border Acquisition Corporation (the “Company”), a British Virgin Islands business company with limited liability, announced that EarlyBird Capital, Inc., the representative of the underwriters of its initial public offering of units, which was consummated on July 25, 2012, has notified the Company that commencing September 20, 2012, the holders of the Company’s units may elect to separately trade the ordinary shares and warrants underlying such units. Those units not separated will continue to trade on the Nasdaq Capital Market under the symbol “INXBU” and each of the underlying ordinary shares and warrants will trade under the symbols “INXB” and “INXBW”, respectively. Holders of units will need to have their brokers contact Continental Stock Transfer & Trust Company, the Company’s transfer agent, in order to separate the units into ordinary shares and warrants.

A copy of the Press Release issued by the Company announcing the separate trading of the securities underlying the units is attached hereto as Exhibit 99.1.

Exhibit Number	Description
99.1	Press Release dated September 14, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   September 14, 2012

INFINITY CROSS BORDER Acquisition CorpORATION

By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Co-Chief Executive Officer